

Mail Stop 3720

May 5, 2010

<u>Via US Mail and Facsimile: (513) 824-3389</u>

Kenneth W. Lowe
Chairman, President and Chief Executive Officer
Scripps Networks Interactive, Inc.
312 Walnut Street
Cincinnati, OH 45202

> **Re: Scripps Networks Interactive, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 001-34004**

Dear Mr. Lowe:

We have reviewed your filing and response letter dated April 30, 2010 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Part III Information Incorporated by Reference to Definitive Proxy Statement

General

1.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 11

2.   We note from your disclosure on page 19 that you engaged Hewitt Associates in 2009 to provide executive compensation consulting services, including updates on best practices and market trends in executive and director compensation, recommendations regarding executive and director compensation and independent review of compensation proposals by seniors management. In future filings, please include disclosure in your CD&A describing any material role played by a compensation consultant in determining or recommending the compensation programs, elements or amounts applicable to your NEOs in your most recent fiscal year.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

                                Sincerely,

                                /s/ Larry Spirgel
                                Assistant Director